June 21, 2019

Lisa Averbuch
Chief Executive Officer
Celexus, Inc
8275 S. Eastern Ave. Suite 200
Las Vegas, Nevada 89123

       Re: Celexus, Inc
           Amended Registration Statement on Form 10-12G
           Filed June 12, 2019
           Current Report on Form 8-K
           Filed April 2, 2019
           File No. 000-52069

Dear Ms. Averbuch:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 8-K Filed April 2, 2019

Item 4.01 Changes in Registrant's Certifying Accountant, page 2

1. Please amend to file an Exhibit 16 letter from your former accountant, indicating whether or not they agree with the statements made in your disclosures regarding the former accountant. Please refer to Item 304(a)(3) and Item 601 of Regulation
S-K.
Amended Registration Statement on Form 10-12G Filed June 12, 2019

Jumpstart our Business Startups Act, page 3

2. As we originally stated in comment 2 of our original comment letter, dated February 27,
      2019, it appears that company does not qualify as an Emerging Growth Company under
 Lisa Averbuch
FirstName LastNameLisa Averbuch
Celexus, Inc
Comapany NameCelexus, Inc
June 21, 2019
Page 2
June 21, 2019 Page 2
FirstName LastName
         the JOBS Act. Please delete all mention of being an EGC throughout the filing or tell us in detail why you disagree with our analysis.
Business Overview, page 6

3. We note your response to our prior comment 1. As we originally indicated in comment 2 of our comment letter dated February 27, 2019, please revise to disclose that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares, as well as the restrictions imposed on such companies.
Signatures, page 36

4. We note that Lisa Averbuch signed this filing in the capacity of CEO and CFO, although you state under Recent Developments that she resigned as President and is serving only as a director of the company. Please revise or advise.
Audited Financial Statements for the Years Ending March 31, 2018 and 2017
Note 8 - Subsequent Events, page F-12

5. Based upon the disclosures in your amended Forms 8-K filed on May 21, 2019, it appears you have not yet acquired Bio-Distribution. If it is true that the acquisition of Bio-
         Distribution has not been completed and is not probable of completion, please amend both your Form 10 and your Form 10-Q for the period ended December 31, 2018 to clarify this material fact. We note, for example, disclosure here and on page 9 which indicates that the acquisition has already taken place.
Correspondence Filed June 12, 2019

General

6. Your correspondence filed June 12, 2019 appears to be a copy of a previously submitted response letter. Please submit written responses to our comments issued April 12, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lisa Averbuch
Celexus, Inc
June 21, 2019
Page 3

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Adviser, at (202) 551-3436 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameLisa Averbuch
                                                          Division of
Corporation Finance
Comapany NameCelexus, Inc
                                                          Office of
Telecommunications
June 21, 2019 Page 3
cc:       Elaine Dowling
FirstName LastName